EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		Three Months Ended March 31, 2016

	Earnings before fixed charges:
	Income from operations before income taxes and equity in earnings of unconsolidated subsidiaries and after distribution of earnings from unconsolidated subsidiaries	$81,948
Add:	Interest expense	30,410
	Depreciation expense on capitalized interest	511
	Amortization of deferred financing costs	1,002

	Earnings before fixed charges	$113,871

	Fixed charges:
	Interest expense	$30,410
	Amortization of deferred financing costs	1,002
	Capitalized interest	5,064

	Fixed charges	36,476

	Preferred unit distributions	118

	Combined fixed charges	$36,594

	Ratio of earnings to fixed charges	3.12

	Ratio of earnings to combined fixed charges	3.11